TELEPHONE AND DATA SYSTEMS, INC.

8401 Greenway Boulevard

Middleton, WI  53562

608/664-8300

August 25, 2006

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

RE: United States Cellular Corporation

Form 10-Q for the Quarter Ended 3/31/06

Commission File No. 1-9712

Ladies and Gentlemen:

On behalf of United States Cellular Corporation (“U.S. Cellular”), transmitted herewith for filing under the Securities and Exchange Act of 1934, as amended, to U.S. Cellular’s quarterly report on Form 10-Q for the quarter ended March 31, 2006.

Very truly yours,

TELEPHONE AND DATA SYSTEMS, INC.

/s/ Michael A. Gasser

Michael A. Gasser
Director - Accounting and Reporting